                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 19)*

                             R. G. Barry Corporation
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                                (Name of Issuer)

                    Common Shares, par value $1.00 per share
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                         (Title of Class of Securities)

                                  068798-10-7
                                 --------------
                                 (CUSIP Number)

                               Richard L. Burrell
                             R. G. Barry Corporation
                            13405 Yarmouth Road N.W.
                             Pickerington, OH 43147
                                 (614) 864-6400
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                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)


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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                AMENDMENT NO. 19
                                       TO
                                  SCHEDULE 13D

CUSIP NO. 068798-10-7

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                  Gordon Zacks

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                  (a)  [ ]
                                                  (b)  [ ]

3.       SEC USE ONLY:



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:          917,140
8.       SHARED VOTING POWER:           -0-
9.       SOLE DISPOSITIVE POWER:     470,014
10.      SHARED DISPOSITIVE POWER:      -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  917,140

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  9.7%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
                  IN

                                AMENDMENT NO. 19
                                       TO
                                  SCHEDULE 13D


Item 1.  Security and Issuer.

         This Amendment No. 19 to the Schedule 13D (the "Schedule 13D") filed by the reporting person Gordon Zacks ("Zacks") on August 7, 1984, with the Securities and Exchange Commission (the "SEC"), as amended, relates to common shares, $1.00 par value (the "Common Shares"), of R. G. Barry Corporation, an Ohio corporation (the "Company"), the principal executive offices of which are located at 13405 Yarmouth Road N.W., Pickerington, Ohio 43147. This Amendment No. 19 amends certain information set forth in the Schedule 13D, as previously amended.

Item 3.  Source and Amount of Funds or Other Consideration.

         On May 13, 1999, Mr. Zacks was issued 50,000 Common Shares (the "Restricted Shares") pursuant to the terms of a Restricted Stock Agreement (the "Agreement") with the Company. Although Mr. Zacks will exercise all voting rights with respect to the Restricted Shares and will be entitled to receive all dividends payable thereon, none of the Restricted Shares may be sold, transferred, pledged or otherwise alienated or encumbered until certain conditions set forth in the Agreement are satisfied. The issuance of the Restricted Shares to Mr. Zacks was in consideration for the significant contributions that Mr. Zacks has made to the Company during his many years of service to the Company and other considerations recited in the Agreement. Mr. Zacks has contributed no funds for the purpose of acquiring the Restricted Shares.

         In general, the restrictions on transfer of the Restricted Shares will lapse with respect to 20% of the total number of Restricted Shares issued under the Agreement on each of May 13, 2000, May 13, 2001, May 13, 2002, May 13, 2003 and May 13, 2004. In addition, in the event of Mr. Zacks' death or total and permanent disability prior to May 13, 2004, all remaining restrictions on the Restricted Shares will lapse.

         If Mr. Zacks' employment is terminated by the Company for "Cause," as that term is defined in Section 5(b) of the Employment Agreement dated July 1, 1998 between the Company and Mr. Zacks (the "Employment Agreement"), or if Mr. Zacks terminates his employment for any reason other than a "Good Reason," as that term is defined in Section 5(c) of the Employment Agreement,

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
Mr. Zacks will forfeit any Restricted Shares whose transfer restrictions have not previously lapsed under the Agreement. If Mr. Zacks' employment is terminated by the Company for any reason other than for "Cause" (as defined in Section 5(b) of the Employment Agreement) or by Mr. Zacks for "Good Reason" (as defined in Section 5(c) of the Employment Agreement), restrictions will lapse, effective on the date of such termination of employment, on all of the Restricted Shares then covered by transfer restrictions. All transfer restrictions on the Restricted Shares which have not previously lapsed will lapse effective on a Change of Control of the Company, as that term is defined in Section 9 of the Employment Agreement.

         As described more fully in Item 5(c) of this Amendment No. 19, on May 13, 1999, Mr. Zacks was granted two incentive stock options covering an aggregate of 6,250 Common Shares and a non-qualified stock option covering 18,750 Common Shares. Mr. Zacks paid no consideration to the Company in connection with the grant of such stock options.

Item 4.  Purpose of Transaction.

         See Item 3 of this Amendment No. 19.

Item 5.  Interest in Securities of the Issuer.

         (a)  Amount beneficially owned:  917,140 (1)(2)(3)

              Percentage of class:          9.7% (4)

         (b)  Number of Common Shares as to which such person has:

              (i)      Sole power to vote or to direct the vote:

                       917,140 (1)(2)(3)

             (ii)      Shared power to vote or direct the vote:

                       None

            (iii)      Sole power to dispose or to direct the disposition of:

                       470,014 (1)(2)(3)

             (iv)      Shared power to dispose or to direct the disposition of:

                       None

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
-------------------

(1) Gordon Zacks is the voting trustee of the Zacks Voting Trust (the "Voting Trust") and exercises sole voting power as to the 585,056 Common Shares deposited in the Voting Trust. The owners of the Common Shares deposited in the Voting Trust retain investment power with respect to such Common Shares (subject to certain limitations on the right to remove the Common Shares from the Voting Trust) and the right to receive dividends thereon. Mr. Zacks is the beneficial owner of, and retains investment power as to, 137,930 of the Common Shares deposited in the Voting Trust. Mr. Zacks' mother, Florence Zacks Melton, as trustee under a trust established by the will of Aaron Zacks, deceased, is the owner of the balance of the Common Shares deposited in the Voting Trust. Mr. Zacks is a remainder beneficiary of the trust created by the will of Aaron Zacks.

(2) Includes 127,314 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this Amendment No. 19. Excludes 14,967 Common Shares held of record and owned beneficially by the spouse of Mr. Zacks as to which Mr. Zacks has no voting or investment power and disclaims beneficial ownership.

(3) Mr. Zacks holds 204,770 Common Shares of record, as to which he has sole voting and investment power. Of such Common Shares, 50,000 Common Shares are subject to the terms of that certain Restricted Stock Agreement, dated May 13, 1999, between Mr. Zacks and the Company. See Items 3, 6 and 7 of this Amendment No. 19.

(4) Based upon the sum of (a) 9,349,407 Common Shares outstanding as of December 31, 1999 and (b) 127,314 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this Amendment No. 19.

         (c) Transactions by reporting person:

                  Other than the transactions reported in the following table, Mr. Zacks has not effected any transactions in the Common Shares of the Company since the date of Amendment No. 18 to the Schedule 13D (January 29, 1999):

  Number of
Common Shares                Date                Consideration                        Type of Transaction
-------------                ----                -------------                        -------------------
   5,136                    5/13/99                  N/A                         Receipt of grant of incentive
                                                                                 stock option by Mr. Zacks
                                                                                 under the Company's 1994 Stock
                                                                                 Option Plan - becomes
                                                                                 exercisable with respect to
                                                                                 5,136 Common Shares on fourth
                                                                                 anniversary of grant date.

   1,114                    5/13/99                  N/A                         Receipt of grant of incentive
                                                                                 stock option by Mr. Zacks
                                                                                 under the Company's 1997
                                                                                 Incentive Stock Plan - becomes
                                                                                 exercisable with respect to
                                                                                 1,114 Common Shares on fourth
                                                                                 anniversary of grant date.

  18,750                    5/13/99                  N/A                         Receipt of grant of
                                                                                 non-qualified stock option by
                                                                                 Mr. Zacks under the Company's
                                                                                 1994 Stock Option Plan -
                                                                                 becomes exercisable with
                                                                                 respect to 6,250 Common Shares
                                                                                 on each of first, second and
                                                                                 third anniversaries of
                                                                                 grant date.



  50,000                    5/13/99              See Item 3                      Receipt of award of Restricted
                                                                                 Shares pursuant to terms of
                                                                                 Restricted Stock Agreement,
                                                                                 dated as of May 13, 1999,
                                                                                 between Mr. Zacks and the Company.

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
         (d) Right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares:

                  See Item 5(b) of this Amendment No. 19.

         (e)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3 of this Amendment No. 19.


Item 7.  Material to be Filed as Exhibits.

      Exhibit 1 - Restricted Stock Agreement, dated as of May 13, 1999, between
                  Gordon Zacks and R. G. Barry Corporation (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 1999 of R. G. Barry Corporation (File No. 1-8769)).

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:         2-7         , 2000        /s/ Gordon Zacks
       --------------------              ----------------
                                         Gordon Zacks

                                      -8-